Filed by Crown PropTech Acquisitions

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Crown PropTech Acquisitions

Commission File No. 001-40017

The following is a press release issued by Brivo, Inc. on January 19, 2022:

Brivo Appoints Ingo Meijer to Lead the Company’s European Expansion

Meijer to drive Brivo’s regional leadership in smart building technologies

BETHESDA, MD., JANUARY 19, 2022— Brivo – the global leader in cloud-based access control and smart building technologies that recently entered into a definitive merger agreement with Crown PropTech Acquisitions (NYSE: CPTK) – today announced the appointment of Ingo Meijer as Regional Director, Europe to drive Brivo’s European expansion. With over 20 years of experience in the security industry, Ingo will lead the efforts across the region to accelerate European customer growth and increase global revenue.

“We’re excited to have Ingo lead our Brivo team in Europe at a time when we’re rapidly growing our presence and investment in the region,” said Steve Van Till, founder and CEO of Brivo. “International growth is a top priority for Brivo as we embark on this next chapter. With Ingo’s decades of experience managing global teams, his leadership will be key to growing and maintaining our regional momentum.”

Brivo currently has over 200 customers in Europe and works with over a hundred partners across the continent, with partner growth increasing by 64% in 2021. Brivo is growing marketing, sales and technical support in multiple countries in the region to further support its rapidly growing customer and dealer base. Further, in 2022 Brivo expects to be able to offer our data residency services in Europe to support and serve our growing European customers.

“I’m thrilled to be joining Brivo at such a momentous time for the company and at a critical juncture for the European market’s cloud journey,” said Meijer. “We are in a time where cloud-based systems of on-premise software are phasing out and cloud-based systems are rapidly adding value. Brivo’s cloud-based secure access platform provides the assurance of health and safety as well as delivering the insights and experience needed by our customers. I look forward to growing Brivo’s European presence and bringing more regional customers’ security portfolio into the cloud.”

Meijer was previously the general manager at Wiek de Laat Prolians, a systems integrator company, and sales manager for Benelux, UK and Ireland for ASSA ABLOY Entrance Systems. Ingo will be based out of Brivo’s Eindhoven office.

About Brivo

Brivo, Inc. created the cloud-based access control and smart spaces technology category over 20 years ago and remains the global leader serving commercial real estate, multifamily residential and large distributed enterprises. The company’s comprehensive product ecosystem and open API provide businesses with powerful digital tools to increase security automation, elevate employee and tenant experience and improve the safety of all people and assets in the built environment. Brivo’s building access platform is now the digital foundation for the largest collection of customer facilities in the world, occupying over 300 million square feet across 42 countries. On November 10, 2021, Brivo entered into a definitive merger agreement with Crown PropTech Acquisitions (NYSE: CPTK), which is anticipated to close in Q2 2022, subject to shareholder approvals and other closing conditions. The merger will result in Brivo becoming a publicly listed company on the New York Stock Exchange under the new ticker symbol “BRVS.” Additional information about the transaction can be viewed here: www.brivo.com/about/investor-relations. Legal Disclaimer: https://www.brivo.com/about/investor-relations/legal-disclaimer/.

This communication is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “proposed business combination”) between Brivo, Inc. (“Brivo”) and Crown PropTech Acquisition Corp. (“Crown”) and related transactions and for no other purpose.

Forward Looking Statements

These communications include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the proposed business combination and the potential success of Brivo's go-to-market strategy, and expectations related to the terms and timing of the proposed business combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Brivo’s and Crown’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Brivo and Crown. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Crown or Brivo is not obtained; the lack of third party valuation in determining whether or not to pursue the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Brivo; the risk that the conditions to the financing for the proposed business combination may not be satisfied or waived; the effect of the announcement or pendency of the proposed business combination on Brivo’s business relationships, performance and business generally; risks that the proposed business combination disrupts current plans of Brivo and potential difficulties in Brivo employee retention as a result of the proposed business combination; the ability to implement business plans, forecasts and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; Brivo's ability to attract and retain customers; the combined company's ability to up-sell and cross-sell to customers, including the success of Brivo’s customers’ development programs, which will drive future revenues; the ability of the combined company to compete effectively and its ability to manage growth; the amount of redemption requests made by Crown’s public shareholders; the ability of Crown or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the risk that the combined company’s securities will not be approved for listed on the New York Stock Exchange or if approved, that such listing will be maintained; and those factors discussed in Crown’s final prospectus dated February 8, 2021, Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, dated August 16, 2021 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, dated October 12, 2021, and the preliminary proxy statement/prospectus of Crown related to the proposed business combination dated December 22, 2021, in each case, under the heading “Risk Factors,” and other documents of Crown filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Crown nor Brivo presently know or that Crown and Brivo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Crown’s and Brivo’s expectations, plans or forecasts of future events and views as of the date of this communication. Crown and Brivo anticipate that subsequent events and developments will cause Crown’s and Brivo’s assessments to change. However, while Crown and Brivo may elect to update these forward-looking statements at some point in the future, Crown and Brivo specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Crown’s and Brivo’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where To Find It

The proposed business combination will be submitted to shareholders of Crown for their consideration. Crown filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes a preliminary proxy statement and will include, when available, a definitive proxy statement to be distributed to Crown’s shareholders in connection with Crown’s solicitation for proxies for the vote by Crown’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Brivo’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, Crown will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Crown's shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Crown's solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Crown, Brivo and the proposed business combination. Shareholders may also obtain a copy of the preliminary proxy statement or, once available, the definitive proxy statement as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Crown, without charge, at the SEC's website located at www.sec.gov or by directing a request to 667 Madison Avenue, 12th Floor, New York, NY 10065, attention: Nikki Sacks.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Crown, Brivo and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitations of proxies from Crown’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Crown’s shareholders in connection with the proposed business combination is set forth in the Registration Statement. You can find more information about Crown’s directors and executive officers in Crown’s final prospectus dated February 8, 2021 and filed with the SEC on February 10, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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Contacts

Investor Inquiries

Investors@brivo.com

Media Inquiries

Press@brivo.com

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